UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 21st October, 2014	By	IsI Sanjay Dongre
Name: Sanjay Dongre
Title: Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 21st October, 2014 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Financial Results for the Quarter and half year ended 30th September, 2014.

Exhibit I

21st October, 2014

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re:  Financial Results for the quarter and half year ended 30th September, 2014.

Pursuant to the Listing Agreement, we send herewith the Financial Results for the Second quarter (unaudited) and the half year (audited) ended 30th September, 2014, Segment-wise Reporting and the Press Release in this regard. The results were duly approved by the Board of Directors of the Bank at its meeting held today i.e. 21st October, 2014.

A copy of the Auditor’s Report for the half year ended 30th September, 2014, including a Limited Review Report in respect of the unaudited financials for the quarter ended 30th September, 2014 is attached.

You are requested to take the same on your records.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl: As above

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED SEPTEMBER 30, 2014

		( in lacs)
Particulars		Quarter ended 30.09.2014	Quarter ended 30.06.2014	Quarter ended 30.09.2013	Half year ended 30.09.2014	Half year ended 30.09.2013	Year ended 31.03.2014
		Unaudited	Unaudited	Unaudited	Audited*	Audited*	Audited*
1	Interest Earned (a)+(b)+(c)+(d)	1184763	1122008	1009334	2306771	1975630	4113554
	a) Interest / discount on advances / bills	907385	873507	769211	1780892	1501685	3168692
	b) Income on Investments	261380	233901	229173	495281	450955	903685
	c) Interest on balances with Reserve Bank of India and other inter bank funds	14763	12147	8415	26910	19442	35599
	d) Others	1235	2453	2535	3688	3548	5578
2	Other Income	204710	185057	184435	389767	376995	791964
3	TOTAL INCOME (1)+(2)	1389473	1307065	1193769	2696538	2352625	4905518
4	Interest Expended	633664	604847	561681	1238511	1086107	2265290
5	Operating Expenses (i)+(ii)	349790	317841	293421	667631	597240	1204219
	i) Employees cost	116694	112593	103569	229287	214477	417898
	ii) Other operating expenses	233096	205248	189852	438344	382763	786321
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	983454	922688	855102	1906142	1683347	3469509
7	Operating Profit before Provisions and Contingencies (3)-(6)	406019	384377	338667	790396	669278	1436009
8	Provisions (other than tax) and Contingencies	45589	48278	38593	93867	91305	158802
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	360430	336099	300074	696529	577973	1277207
11	Tax Expense	122284	112795	101842	235079	195355	429367
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	238146	223304	198232	461450	382618	847840
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	238146	223304	198232	461450	382618	847840
15	Paid up equity share capital (Face Value of 2/- each)	48286	48154	47825	48286	47825	47981
16	Reserves excluding revaluation reserves						4299884
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	15.7%	15.1%	14.6%	15.7%	14.6%	16.1%
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) – not annualized	9.9	9.3	8.3	19.2	16.0	35.5
	(b) Diluted EPS before & after extraordinary items (net of tax expense) – not annualized	9.8	9.2	8.2	19.0	15.9	35.2
	(iv) NPA Ratios
	(a) Gross NPAs	336165	335622	294171	336165	294171	298928
	(b) Net NPAs	91734	100742	76721	91734	76721	82003
	(c) % of Gross NPAs to Gross Advances	1.0%	1.1%	1.1%	1.0%	1.1%	1.0%
	(d) % of Net NPAs to Net Advances	0.3%	0.3%	0.3%	0.3%	0.3%	0.3%
	(v) Return on assets (average) – not annualized	0.5%	0.5%	0.5%	1.0%	1.0%	2.0%
18	Non Promoters Shareholding
	(a) Public Shareholding
	– No. of shares	1464101398	1457475498	1441044575	1464101398	1441044575	1448829678
	– Percentage of Shareholding	60.6%	60.5%	60.3%	60.6%	60.3%	60.4%
	(b) Shares underlying Depository Receipts (ADS and GDR)
	– No. of shares	407004657	407004657	406987485	407004657	406987485	407004657
	– Percentage of Shareholding	16.9%	16.9%	17.0%	16.9%	17.0%	17.0%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	– No. of shares	—	—	—	—	—	—
	– Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
	– Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b) Non - encumbered
	– No. of shares	543216100	543216100	543216100	543216100	543216100	543216100
	– Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
	– Percentage of Shares (as a % of the total share capital of the Company)	22.5%	22.6%	22.7%	22.5%	22.7%	22.6%

*	Except for disclosure regarding ‘Non Promoters Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which are unaudited.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai – 400013.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

		( in lacs)
Particulars		Quarter ended 30.09.2014	Quarter ended 30.06.2014	Quarter ended 30.09.2013	Half year ended 30.09.2014	Half year ended 30.09.2013	Year ended 31.03.2014
		Unaudited	Unaudited	Unaudited	Audited	Audited	Audited
1	Segment Revenue
a)	Treasury	310464	270361	304726	580825	610397	1178670
b)	Retail Banking	1191868	1144291	974274	2336159	1927357	4080486
c)	Wholesale Banking	564503	544617	488382	1109120	938564	1964534
d)	Other Banking Operations	145899	128016	125015	273915	225183	503355
e)	Unallocated	—	—	—	—	258	258
	Total	2212734	2087285	1892397	4300019	3701759	7727303
	Less: Inter Segment Revenue	823261	780220	698628	1603481	1349134	2821785

	Income from Operations	1389473	1307065	1193769	2696538	2352625	4905518

2	Segment Results
a)	Treasury	8395	(5292)	(10322)	3103	20659	41230
b)	Retail Banking	145845	151637	137201	297482	259351	568541
c)	Wholesale Banking	188860	178978	168520	367838	289040	594011
d)	Other Banking Operations	54967	47498	41148	102465	83276	192046
e)	Unallocated	(37637)	(36722)	(36473)	(74359)	(74353)	(118621)

	Total Profit Before Tax	360430	336099	300074	696529	577973	1277207

3	Capital Employed (Segment Assets – Segment Liabilities)
a)	Treasury	12113999	11460711	9551390	12113999	9551390	12241141
b)	Retail Banking	(15190170)	(14417239)	(10495893)	(15190170)	(10495893)	(12909019)
c)	Wholesale Banking	8179230	7708329	5445787	8179230	5445787	5305539
d)	Other Banking Operations	1307222	1235045	988798	1307222	988798	1259579
e)	Unallocated	(1538801)	(1382063)	(1441565)	(1538801)	(1441565)	(1549375)

	Total	4871480	4604783	4048517	4871480	4048517	4347865

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai – 400013.

Notes :

1	Statement of Assets and Liabilities as on September 30, 2014 is given below.

	( in lacs)
Particulars	As at 30.09.2014	As at 30.09.2013
	Audited	Audited
CAPITAL AND LIABILITIES
Capital	48286	47825
Reserves and Surplus	4823194	4000692
Deposits	39068175	31301114
Borrowings	3854042	3933986
Other Liabilities and Provisions	3202409	3833060

Total	50996106	43116677

ASSETS
Cash and Balances with Reserve Bank of India	2037266	1994440
Balances with Banks and Money at Call and Short notice	1127848	808631
Investments	12955864	10185000
Advances	32727279	26861699
Fixed Assets	290510	294865
Other Assets	1857339	2972042

Total	50996106	43116677

2	The above results have been approved by the Board of Directors at its meeting held on October 21, 2014.

3	The results for the half year ended September 30, 2014 have been subjected to an “Audit” and the results for the quarter ended September 30, 2014 have been subjected to a “Limited Review” by the Statutory Auditors of the Bank. An unqualified report has been issued by them thereon.

4	The Bank has followed the same significant accounting policies in the preparation of the above financial results as those followed in the annual financial statements for the year ended March 31, 2014.

5	During the quarter ended June 30, 2014, the Bank acquired additional 8.7% stake in its subsidiary HDFC Securities Limited (HSL). Post this acquisition, the Bank’s stake holding in HSL was 98.0% as of September 30, 2014.

6	In accordance with RBI circular DBOD.No.BP.BC.2/21.06.201/2013-14 dated July 1, 2013, banks are required to make Pillar 3 disclosures under Basel III capital regulations. The Bank has made these disclosures which are available on its website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. The disclosures have not been subjected to audit or limited review.

7	During the quarter and half year ended September 30, 2014, the Bank allotted 6625900 and 15271720 shares pursuant to the exercise of stock options by certain employees.

8	Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts written off.

9	As at September 30, 2014, the total number of branches (including extension counters) and ATM network stood at 3600 branches and 11515 ATMs respectively.

10	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended September 30, 2014:

Opening: Nil; Additions: 714; Disposals: 714; Closing position: Nil.

11	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

12	10 lac = 1 million

10 million = 1 crore

Place :	Mumbai	Aditya Puri
Date :	October 21, 2014	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai – 400013.

NEWS RELEASE

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP)

FOR THE QUARTER AND HALF YEAR ENDED

SEPTEMBER 30, 2014

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended September 30, 2014 and the audited results for the half-year ended September 30, 2014, at its meeting held in Mumbai on Tuesday, October 21, 2014.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended September 30, 2014

The Bank’s total income for the quarter ended September 30, 2014 was  13,894.7 crore, as against  11,937.7 crore for the quarter ended September 30, 2013. Net revenues (net interest income plus other income) were at  7,558.1 crore, an increase of 19.6% for the quarter ended September 30, 2014 over  6,320.9 crore for the corresponding quarter of the previous year. Interest earned increased from  10,093.3 crore in the quarter ended September 30, 2013 to  11,847.6 crore in the quarter ended September 30, 2014, up by 17.4%. With interest expense increasing by 12.8% to  6,336.6 crore for the quarter ended September 30, 2014, the net interest income (interest earned less interest expended) grew by 23.1% to  5,511.0 crore from  4,476.5 crore for the quarter ended September 30, 2013. Net interest margin for the quarter was at 4.5% as against 4.3% for corresponding quarter ended September 30, 2013.

Other income (non-interest revenue) at  2,047.1 crore was 27.1% of the net revenues for the quarter ended September 30, 2014 and grew by 11.0% over  1,844.4 crore in the corresponding quarter ended September 30, 2013. The four components of other income for the quarter ended September 30, 2014 were fees & commissions of  1,536.5 crore (  1,354.4 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of  221.7 crore (  501.4 crore for the corresponding quarter of the previous year), profit on revaluation / sale of investments of  95.1 crore (loss of  173.3 crore for the corresponding quarter of the previous year) and miscellaneous income including recoveries of  193.8 crore (  161.9 crore for the corresponding quarter of the previous year).

Operating expenses for the quarter ended September 30, 2014 were  3,497.9 crore, an increase of 19.2% over  2,934.2 crore during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 46.3% as against 46.4% for the corresponding quarter ended September 30, 2013.

Provisions and contingencies were  455.9 crore (consisting of specific loan loss and general provisions) for the quarter ended September 30, 2014 as against  385.9 crore for the corresponding quarter ended September 30, 2013. After providing  1,222.8 crore for taxation, the Bank earned a net profit of  2,381.5 crore for the quarter ended September 30, 2014, an increase of 20.1% over the quarter ended September 30, 2013.

Balance Sheet: As of September 30, 2014

Advances as of September 30, 2014 were  327,273 crore, an increase of 21.8% over September 30, 2013. This loan growth was contributed by both segments of the Bank’s loan portfolio, with domestic retail loans and wholesale loans as per the Bank’s internal business classification growing by 17.3% and 21.8% respectively (as per regulatory [Basel 2] segment classification growing by 9.8% and 30.1% respectively). Retail loan disbursal for the first half of the fiscal grew by 22% over the corresponding period of the previous fiscal. Total deposits as of September 30, 2014 were  390,682 crore, an increase of 24.8% over September 30, 2013. Savings account deposits grew 18.8% over the previous year to reach  110,810 crore and current account deposits at  57,803 grew 21.4% over the previous year. CASA mix was 43.2% as at September 30, 2014.

Half Year ended September 30, 2014:

For the half year ended September 30, 2014, the Bank earned a total income of  26,965.4 crore as against  23,526.3 crore in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the six months ended September 30, 2014 were  14,580.3 crore, as against  12,665.2 crore for the six months ended September 30, 2013, an increase of 15.1%. Net profit for the half year ended September 30, 2014 was  4,614.5 crore, up by 20.6% over the corresponding half year ended September 30, 2013.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at September 30, 2014 (computed as per Basel III guidelines) stood at 15.7% as against a regulatory requirement of 9%. Of this, Tier-I CAR was 11.8%.

NETWORK

As of September 30, 2014, the Bank’s distribution network was at 3,600 branches and 11,515 ATMs in 2,272 cities / towns, an increase of 349 branches and 338 ATMs over 3,251 branches and 11,177 ATMs in 2,022 cities / towns as of September 30, 2013 and an increase of 197 branches and 259 ATMs during this fiscal year so far. Number of employees increased from 69,662 as of September 30, 2013 to 75,339 as of September 30, 2014.

ASSET QUALITY

Gross non-performing assets (NPAs) were at 1.02% of gross advances as on September 30, 2014, as against 1.09% as on September 30, 2013 and 1.07% as on June 30, 2014. Net non-performing assets were at 0.28% of net advances as on September 30, 2014. Total restructured loans (including applications received and under process for restructuring) were at 0.1% of gross advances as of September 30, 2014 as against 0.2% as of September 30, 2013.

Note:

= Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases, such as “will”, “aim”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “future”, “objective”, “project”, “should”, and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, any penalties imposed by the RBI, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. Our forward looking statements speak only as of the date on which they are made and we do not undertake any obligation, and we do not intend, to update or revise any forward looking statements to reflect events or circumstances after the date in the statement, even if our expectations or any related events or circumstances change. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and other countries which have an impact on our business activities or investments caused by any factor including the global financial crisis and problems in the Eurozone countries, any downgrade in India’s debt rating or the debt rating of our borrowings, terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region, military armament or social unrest in any part of India, the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Bhavin Lakhpatwala

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1083 (D) / 6652 1000 (B)

Mobile: +91 74983 51730

bhavin.lakhpatwala@hdfcbank.com